UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Strategic Alternative Process

On May 1, 2026, REE Automotive Ltd. (the “Company” or “REE”) announced that in addition to the Company’s Cost-Reduction Plan, including its efforts to reduce its monthly operating expenses, the Company has initiated a review of strategic alternatives to maximize shareholder value. These strategic alternatives may include a potential sale of the Company or all or a portion of its assets, a merger or other strategic business combination, a reverse merger, strategic partnership(s), licensing opportunities, or other strategic transactions. The Company expects the strategic review process to proceed on an expedited basis. The Company’s Board of Directors has engaged TD Securities (USA) LLC as its financial advisor to assist it in the strategic review process.

Daniel Barel, REE’s Chief Executive Officer, said: “We are taking decisive steps to streamline our operations and evaluate strategic alternatives, including a potential sale of the Company, with the goal of maximizing value for our shareholders while continuing to support our technology and partners.”

While this strategic review is underway, the Company does not intend to disclose or comment on developments related to its review unless and until its Board of Directors has approved a specific transaction, or it has otherwise been determined that further disclosure is appropriate or necessary. There can be no assurance that this strategic review will result in any transaction, nor any assurance as to the outcome or timing thereof.

Risk Factors

Other than as set forth below, there have been no material changes to the risk factors previously disclosed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as updated by the REE’s subsequent filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.3 to Form 6-K that we furnished to the SEC on December 30, 2025.

We are reviewing strategic alternatives and there can be no assurance that we will be successful in identifying and/or completing any strategic transaction, or that any such strategic transaction will result in additional value for our shareholders.

On May 1, 2026, we announced that our Board of Directors has been reviewing strategic alternatives to maximize shareholder value, including but not limited a potential sale of the Company or all or a portion of its assets, a merger or other strategic business combination, a reverse merger, strategic partnership(s), licensing opportunities, or other strategic transactions. The Company’s management and Board of Directors have devoted significant time and resources to identifying and evaluating potential strategic alternatives, and the strategic review process continues alongside our current business. REE may be unable to identify strategic alternatives to maximize shareholder value, and even if we enter into a binding agreement, there is no guarantee that a transaction will be consummated, and even if executed and consummated, such strategic alternatives may not enhance shareholder value or our financial position. We have incurred and expect to continue to incur, substantial expenses associated with identifying, evaluating and negotiating potential strategic alternatives. There can be no assurance that any potential transaction or other strategic alternative if consummated, will provide greater value to our shareholders than that reflected in the current price of our Class A Ordinary Shares and it may significantly dilute existing shareholders. Even if a definitive agreement is executed in connection with the strategic review process, the consummation of such a transaction would be subject to various closing conditions, including shareholder approval, which may not be obtained. If a proposed transaction is not approved by our shareholders or otherwise fails to close, our share price may decline, we may experience increased volatility in our share price and we might incur substantial costs and management distraction without realizing any benefits. Additionally, any such strategic transaction may require us to incur non-recurring or other charges, may increase our near-and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. The timing, structure, scope and outcome of the strategic review process are uncertain, and our Board of Directors may determine at any time to suspend, modify or terminate the process.

The strategic review process is also disruptive to our business operations. The attention of our management team and other employees has been, and may continue to be, diverted from day-to-day operations and the execution of our business strategy while the review process is ongoing. In addition, uncertainty regarding the outcome of the process may adversely affect our ability to retain and motivate key employees, including members of management and employees who are critical to our operations. Uncertainty surrounding the strategic review may also cause our customers, partners, suppliers and other business counterparties to delay, defer or reconsider their business relationships with us, which could negatively affect any potential revenue, operating results and growth prospects. In addition, the process may result in the incurrence of substantial costs, including advisory, legal and other professional fees, regardless of whether any transaction is ultimately completed.

Moreover, we do not intend to make any further announcements regarding the review of strategic alternatives unless and until our Board of Directors determines further disclosure is appropriate or necessary. Accordingly, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to our future could cause the price of our Class A Ordinary Shares to fluctuate significantly. If we are unable to complete a strategic transaction of the nature described above, we could experience a reduction in the price of our Class A Ordinary Shares and we may be unable to obtain additional financing, which could result in a slowdown of our operations, further reductions-in-force, or other restructuring or bankruptcy protection efforts.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “preliminary,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 6-K are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. In light of these risks and uncertainties, investors should further keep in mind that any filing, event or development discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s filings and/or performance and could cause actual results and/or filings to differ include, but are not limited to: statements about whether we will be able to identify or develop and to consummate any strategic alternative transaction; uncertainties inherent in the strategic review process; whether we can achieve the potential benefits of any strategic alternative; the occurrence of any event, change or other circumstances that could give rise to the pursuit of a different structure or strategic alternative; the pendency or completion of the review of strategic alternatives on the ability of the Company to retain key employees and maintain relationships with its customers, strategic partners, and suppliers, and on its operating results and businesses generally; and other factors as discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factors”, and “Operating and Financial Review and Prospects” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025, as updated by the REE’s subsequent filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.3 to Form 6-K that we furnished to the SEC on December 30, 2025. All forward-looking statements are based on information available to the Company as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

This Report of Foreign Private Issuer on Form 6-K (excluding the quote) is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381, 333-293676) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: May 1, 2026	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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